Registration No. 333-_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

TAMANDARE EXPLORATIONS INC.

(Exact name of registrant as specified in its charter)

Nevada
(State or other jurisdiction of incorporation)

1000
(Primary Standard Industrial Classification Code Number)

26-1434750
(IRS Employer Identification No.)

Seefeldstrasse 69
Zurich 8008 Switzerland
Telephone & Facsimile (800)880-6416 & 011-41-44-274-28-28
(Address and telephone number of registrant's principal executive offices)

Resident Agents of Nevada
711 S. Cason Street, Suite 4
Carson City, NV 89701
Telephone (775) 882-4641
Facsimile (775) 882-6818
(Name, address and telephone number of agent for service)

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act Registration Statement number of the earlier effective Registration Statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company.

| Large accelerated filer ☐ | Accelerated Filer ☐ |
| Non-accelerated filer ☐ | Smaller reporting company ☒ |

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee (1)
Common Stock Shares	2,500,000	$.02	$50,000	$1.97

(1) Registration Fee has been paid via Fedwire.
(2) This is the initial offering and no current trading market exists for our common stock. The price paid for the currently issued and outstanding common stock was valued at $0.005 per share.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Tamandare Explorations Inc.
2,500,000 shares of Common Stock at $.02 per share

This is the initial offering of common stock of Tamandare Explorations Inc. and no public market currently exists for the securities being offered. We are offering for sale a total of 2,500,000 of common stock at a price of $0.02 per share. The offering is being conducted on a self-underwritten, all-or-none basis, which means our officer and director will attempt to sell the shares. We intend to open a standard, non-interest bearing, bank account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction. The shares will be offered at a price of $.02 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional 90 days. The offering will end on _____.

Tamandare Explorations Inc. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion for Tamandare Explorations which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or determined if this prospectus is truthful, accurate, current or complete. Any representation to the contrary is a criminal offense.

	Offering Price Per Share	Total Amount of Offering	Underwriting Commissions	Proceeds To Us
Common Stock	$.02	$50,000	$0	$50,000

As of the date of this prospectus, there is no public trading market for our common stock and no assurance that a trading market for our securities will ever develop.

Subject to Completion, Dated _____

TABLE OF CONTENTS

Summary

General Information

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we", "us", "our", "Tamandare" and "Tamandare Explorations" are to Tamandare Explorations Inc.

Tamandare Explorations was incorporated in the State of Nevada on November 16, 2007 to engage in the acquisition, exploration and development of natural resource properties. We intend to use the net proceeds from this offering to develop our business operations. (See "Business of the Company" and "Use of Proceeds".) We are an exploration stage company with no revenues or operating history. The principal executive offices are located at Seefeldstrasse 69 Zurich 8008 Switzerland. The telephone number is (800)880-6416 or 011-41-44-274-28-28.

We received our initial funding of $15,000 through the sale of common stock to a former officer who purchased 3,000,000 shares of our common stock at $0.005 per share in November, 2007. These shares were sold, in a private transaction to our current officer on February 15, 2008. From inception until the date of this filing we have had limited operating activities. Our financial statements from inception (November 16, 2007) through the year ended December 31, 2007 report no revenues and a net loss of $957. Our independent auditor has issued an audit opinion for Tamandare Explorations Inc. which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

Our mineral claims have been staked and we hired a professional mining engineer to prepare a geological report. We have not yet commenced any exploration activities on the claims. Our property (the Que 1-4 Mineral Claims) may not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claims to production.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares and their investment in our securities is not liquid.

Offering

Securities Being Offered	2,500,000 shares of common stock.
Price per Share	$0.02
Offering Period	The shares are offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds	$50,000
Securities Issued And Outstanding	3,000,000 shares of common stock were issued and outstanding as of the date of this prospectus.
Registration costs	We estimate our total offering registration costs to be $6,300.

<center>**Risk Factors**</center>

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. Following are what we believe to be all the material risks involved if you decide to purchase shares in this offering.

Risks Associated With Our Company:

Our auditors have issued a going concern opinion, therefore there is substantial uncertainty we will continue activities in which case you could lose your investment.

Our auditors have issued a going concern opinion. This means that there is substantial doubt that we can continue as an ongoing business for the next twelve months. As such we may have to cease activities and you could lose your investment.

Because the probability of an individual prospect ever having reserves is extremely remote, any funds spent on exploration will probably be lost.

The probability of an individual prospect ever having reserves is extremely remote. In all probability the property does not contain any reserves. As such, any funds spent on exploration will probably be lost which will result in a loss of your investment.

Our management has no technical training or experience in exploring for, starting, and operating an exploration program. Management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. As a result, we may have to suspend or cease activities which will result in the loss of your investment.

Our management has limited experience with exploring for, starting, and operating an exploration program. Further, our management has no direct training or experience in these areas and as a result may not be fully aware of many of the specific requirements related to working within the industry. Management's decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently our activities, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in this industry. As a result we may have to suspend or cease activities which will result in the loss of your investment.

We lack an operating history and have losses which we expect to continue into the future. As a result, we may have to suspend or cease activities.

We were incorporated in November 2007 and we have not started our proposed business activities or realized any revenues. We have no operating history upon which an evaluation of our future success or failure can be made. Our net loss was $957 from inception to December 31, 2007. Our ability to achieve and maintain profitability and positive cash flow is dependent upon:

<center>4</center>


*   our ability to locate a profitable mineral property

*   our ability to generate revenues

*   our ability to reduce exploration costs.


Based upon current plans, we expect to incur operating losses in future periods. This will happen because there are expenses associated with the research and exploration of our mineral properties. As a result, we may not generate revenues in the future. Failure to generate revenues will cause us to suspend or cease activities.

Because we will have to spend additional funds to determine if we have a reserve, if we can't raise the money we will have to cease operations and you could lose your investment.

Even if we complete our current exploration program and it is successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit, a reserve.

Because of the inherent dangers involved in mineral exploration, there is a risk that we may incur liability or damages, which could hurt our financial position and possibly result in the failure of our business.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. The payment of such liabilities may have a material adverse effect on our financial position.

Because we are small and do not have much capital, we may have to limit our exploration activity which may result in a loss of your investment.

Because we are small and do not have much capital, we must limit our exploration activity. As such we may not be able to complete an exploration program that is as thorough as we would like. In that event, an existing reserve may go undiscovered. Without a reserve, we cannot generate revenues and you will lose your investment.

We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend activities.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies, such as dynamite, and certain equipment such as bulldozers and excavators that we might need to conduct exploration. We have not attempted to locate or negotiate with any suppliers of products, equipment or materials. We will attempt to locate products, equipment and materials after this offering is complete. If we cannot find the products and equipment we need, we will have to suspend our exploration plans until we do find the products and equipment we need.

Because our officer and director has other outside business activities and will only be devoting 10% of his time or approximately four hours per week to our operations, our operations may be sporadic which may result in periodic interruptions or suspensions of exploration*.*

Because our officer and director has other outside business activities and will only be devoting 10% of his time or four hours per week to our operations, our operations may be sporadic and occur at times which are convenient to our officer and director. As a result, exploration of the property may be periodically interrupted or suspended.

<u>Risks Associated With This Offering:</u>

If a market for our common stock does not develop, shareholders may be unable to sell their shares and will incur losses as a result.

There is currently no market for our common stock and no certainty that a market will develop. We currently plan to apply for listing of our common stock on the over the counter bulletin board upon the effectiveness of the registration statement, of which this prospectus forms a part. Our shares may never trade on the bulletin board. If no market is ever developed for our shares, it will be difficult for shareholders to sell their stock. In such a case, shareholders may find that they are unable to achieve benefits from their investment.

A purchaser is purchasing penny stock which limits his or her ability to sell the stock.

The shares offered by this prospectus constitute penny stock under the Exchange Act. The shares will remain penny stock for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, thus limiting investment liquidity. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in our company will be subject to rules 15g-1 through 15g-10 of the Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; we intend to sell them through our officer and director, who will receive no commissions. He will offer the shares to friends, relatives, acquaintances and business associates, however; there is no guarantee that he will be able to sell any of the shares. Unless he is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plans.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired his shares at a cost of $.005 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (3,000,000 shares) will

be increased by $.003 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.02 per share) of $.012 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.008 per share, reflecting an immediate reduction in the $.02 price per share they paid for their shares.

We will be holding all the proceeds from the offering in a standard bank checking account until all shares are sold. Because the shares are not held in an escrow or trust account there is a risk your money will not be returned if all the shares are not sold.

All funds received from the sale of shares in this offering will be deposited into a standard bank checking account until all shares are sold and the offering is closed, at which time, the proceeds will be transferred to our business operating account. In the event all shares are not sold we have committed to promptly return all funds to the original purchasers. However since the funds will not be placed into an escrow, trust or other similar account, there can be no guarantee that any third party creditor who may obtain a judgment or lien against us would not satisfy the judgment or lien by executing on the bank account where the offering proceeds are being held, resulting in a loss of any investment you make in our securities.

We will incur ongoing costs and expenses for SEC reporting and compliance. Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated costs of this registration statement ($6,300) to be paid from existing cash on hand. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the NASD's Over the Counter Bulletin Board (OTCBB). To be eligible for quotation, issuers must remain current in their filings with the Securities and Exchange Commission. In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Our sole officer and director, beneficially owns 100% of the outstanding shares of our common stock. After the completion of this offering he will own 54% of the outstanding shares. If he chooses to sell his shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Mr. Gebert's share ownership in our company, if he chooses to sell his shares in the public market, the market price of our stock could decrease and all shareholders suffer a dilution of the value of their stock.

Use of Proceeds

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this Offering will be $50,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the Offering:

Total Proceeds to the Company	$ 50,000
Phase One Exploration Program	8,500
Phase Two Exploration Program	9,500
Phase Three Exploration Program	25,000
Administration and Office Expense	1,500
Legal and Accounting	3,000
Working Capital	2,500
Total Use of Net Proceeds	$ 50,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received and all shares are sold, at which time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If it becomes necessary our director has verbally agreed to loan the company funds to complete the registration process, but we will require full funding to implement our complete business plan.

Determination of Offering Price

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our business plans. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder.

As of December 31, 2007, the net tangible book value of our shares was $14,043 or $0.005 per share, based upon 3,000,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the total proceeds of $50,000, the net tangible book value of the 5,500,000 shares to be outstanding will be $64,043, or approximately $.008 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder (3,000,000 shares) will be increased by $.003 per share without any additional investment on his part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.02 per share) of $.012 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.008 per share, reflecting an immediate reduction in the $.02 price per share they paid for their shares.

After completion of the offering, the existing shareholder will own 54% of the total number of shares then outstanding, for which he will have made an investment of $15,000, or $.005 per share. Upon completion of the offering, the purchasers of the shares offered hereby will own 46% of the total number of shares then outstanding, for which they will have made a cash investment of $50,000, or $.02 per Share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$ .02
Net Tangible Book Value Prior to this Offering	$ .005
Net Tangible Book Value After Offering	$ .008
Immediate Dilution per Share to New Investors	$ .012

The following table summarizes the number and percentage of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Stockholder	$ .005	3,000,000	54%	$15,000
Investors in This Offering	$ .02	2,500,000	46%	$50,000

Plan of Distribution

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a prospectus that permits our officer and director to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Roger Gebert, our officer and director, will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, he will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officer and director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a. Our officer and director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of his participation; and,

b. Our officer and director will not be compensated in connection with his participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c. Our officer and director is not, nor will he be at the time of his participation in the offering, an associated person of a broker-dealer; and

d. Our officer and director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officer, director, control person and affiliates do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of $.02 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is an "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of $50,000 has been received. At that time, the funds will be transferred to our business account for use in the implementation of our business plan. In the event the offering is not sold out prior to the Expiration Date, all money will be promptly returned to the investors, without interest or deduction. We determined the use of the standard bank account was the most efficient use of our current limited funds. Please see the risk factor section to read the related risk to you as a purchaser of any shares.

Procedures and Requirements for Subscription

If you decide to subscribe for any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check, bank draft or cashier's check payable to the company. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Tamandare Explorations Inc.

Description of Securities

Common Stock

The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $.001. The holders of common stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the Board of Directors of the Company; (ii) are entitled to share ratably in all of the assets of the Company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this Offering, when issued, will be fully paid for and non-assessable. Please refer to the Company's Articles of Incorporation, Bylaws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of holders of the Company's securities.

Non-cumulative Voting

The holders of shares of common stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the

remaining shares will not be able to elect any of the Company's directors. After this Offering is completed, the present stockholder will own 54% of the outstanding shares. (See "Principal Stockholders".)

Cash Dividends

As of the date of this prospectus, the Company has not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings, if any, capital requirements and financial position of the Company, general economic conditions, and other pertinent factors. It is the present intention of the Company not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in the Company's business operations.

Interest of Named Experts and Counsel

None of the below described experts or counsel have been hired on a contingent basis and none of them will receive a direct or indirect interest in the Company.

Our financial statements for the period from inception to the year ended December 31, 2007, included in this prospectus, have been audited by Malone & Bailey, CPA. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

The Law Office of Gary Blum, has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

James W. McLeod, Professional Geologist, has provided us with the geology report on which the exploration program contained herein is based.

Description of Business

We are an exploration stage company with no revenues and a limited operating history. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report.

There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver and other minerals. The Que 1-4 Mineral Claims, consisting of four contiguous, located, lode mineral claims comprising a total of 82.64 acres, are the only claims currently in the company's portfolio. If our claims do not contain any reserves all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

Glossary

Aeromagnetic survey - a magnetic survey conducted from the air normally using a helicopter or fixed-wing aircraft to carry the detection instrument and the recorder.

Alluvial - unconsolidated sediments that are carried and hence deposited by a stream or river. In the southwest USA most in filled valleys often between mountain ranges were deposited with alluvium.

Andesitic to basaltic composition - a range of rock descriptions using the chemical make-up or mineral norms of the same.

Aphanitic - fine grained crystalline texture.

Blind-basin - a basin practically closed off by enveloping rock exposures making the central portion of unconsolidated alluvial basin isolated.

Colluvium - loose, unconsolidated material usually derived by gravitational means, such as falling from a cliff or scarp-face and often due to a sort of benign erosion such as heating and cooling in a desert environment.

Desert wash - out-wash in dry (desert) or arid areas of colluvium or alluvial material accumulated on the sides of valleys or basin channels by often irregular and violent water flow, i.e. flash floods.

Elongate basin - a longer than wide depression that could be favorable to in-filling by material from adjacent eroding mountains.

Formation - the fundamental unit of similar rock assemblages used in stratigraphy.

Intermontane belt - between mountains (ranges), a usually longer than wide depression occurring between enclosing mountain ranges that supply the erosional material to infill the basin.

Lode mineral claim (Nevada) - with a maximum area contained within 1500' long by 600' wide = 20.66 acres.

Nuees Ardante or Ladu - an extremely hot, gaseous, somewhat horizontally ejected lava, often from near the summit that accentuates the downward flow or "glowing avalanche" because of its mobility.

Overburden or Drift Cover - any loose material which overlies bedrock.

Plagioclase feldspar - a specific range of chemical composition of common or abundant rock forming silicate minerals.

Playa - the lowest part of an intermontane basin which is frequently flooded by run-off from the adjacent highlands or by local rainfall.

Plutonic, igneous or intrusive rock - usually a medium to coarser grain sized crystalline rock that generally is derived from a sub-surface magma and then consolidated, such as in dykes, plugs, stocks or batholiths, from smallest to largest.

Porphyritic in augite pyroxene - Large porphyroblasts or crystals of a specific rock-forming mineral, i.e. augite occurring within a matrix of finer grained rock-forming minerals.

Quarternary - the youngest period of the Cenozoic era.

Snow equivalent - Approximately 1" of precipitation (rain) = 1' snow.

Syenite - Coarse grained, alkalic, low in quartz intrusive rock.

Trachyte - fine grained or glassy equivalent of a syenite.

Volcaniclastic - Angular to rounded particles of a wide range of size within (a welded) finer grain-sized matrix of volcanic origin.

General Information

The property on which the net proceeds of the offering will be spent, are the Que 1-4 Mineral Claims, comprised of 4 contiguous claims totaling 82.64 acres. The beneficial owner of the mineral claims is Tamandare Explorations Inc., and the claims are in good standing until September 1, 2008.

The Que 1-4 property lies in the west central area of the State of Nevada southwest of the Town of Tonopah and is accessible from Highway 95 by traveling south of the Town for 22 miles to the Silver Peak cut-off that is taken to the west for 27 miles to the Paymaster Canyon cut-off that is taken to the north for 5 miles to the property. The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent. The claim area ranges in elevation from 4,450' - 4,620' mean sea level. The physiography of the Que property is low sloping terrain to the west and the east within the confinement of the south end of the Paymaster Canyon. Much of this general area with many broad open valleys and spiny mountain ridges hosts sagebrush and other desert plants on the low hill slopes.

We have not carried out any exploration work on the claims and have incurred no exploration costs. The future cost of exploration work on the property is disclosed in detail in the Plan of Operation section of this prospectus.

There is not a plant or any equipment currently located on the property. It is expected that the initial exploration phase will be supported by generators. The Town of Tonopah offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

A three-phase exploration program to evaluate the area is considered appropriate and is recommended by the consulting geologist in his report. Detailed prospecting, mapping and reconnaissance MMI soil geochemical surveys of the claim area is recommended.

The cost of the proposed program is $8,500 for the initial phase of exploration work, $9,500 for the contingent second phase and $25,000 for the third phase. We plan to commence Phase 1 of the exploration program in the summer of 2008 if we are able to raise the necessary funds from this offering.

The discussions contained herein are management's estimates based on information provided by the consulting geologist who prepared the geology report. Because we have not commenced our exploration program we cannot provide a more detailed discussion of our plans if we find a viable store of minerals on our property, as there is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are also unable to assure you we will be able to raise the additional funding to proceed with any subsequent work on the claims if mineralization is found.

Acquisition of the Mineral Claims

The Que 1-4 Mineral Claims were staked under the supervision of James McLeod, the consulting geologist, and are recorded in the name of the company. The claims are in good standing to September 1, 2008.

Requirements or Conditions for Retention of Title

The title for the claims is in good standing until September 2008. During the first week in August 2008 a filing is to be made by the Company to the County and Bureau of Land Management that we intend to retain the claims and to continue performing exploration work on them. Such work will be reported and filed at the appropriate time.

Location, Access, Climate, Local Resources & Infrastructure

The Que property lies in the west central area of the State of Nevada southwest of the Town of Tonopah and is accessible from Highway 95 by traveling south of the Town for 22 miles to the Silver Peak cut-off that is taken to the west for 27 miles to the Paymaster Canyon cut-off that is taken to the north for 5 miles to the property.

The area experiences about 4" - 8" of precipitation annually of which about 20% may occur as a snow equivalent this amount of precipitation suggests a climatic classification of arid to semi-arid. The summers can experience hot weather, middle 60's to 70's F° average with high spells of 100+F° while the winters are generally more severe than the dry belt to the west and can last from December through February. Temperatures experienced during mid-winter average, for the month of January, from the high 20's to the low 40's F° with low spells down to -20 F°.

The Town of Tonopah offers much of the necessary infrastructure required to base and carry-out an exploration program (accommodations, communications, equipment and supplies). Larger or specialized equipment can likely be acquired in the City of Las Vegas lying 209 miles by paved road (Highway 95) to the south.

Infrastructure such as highways and secondary roads, communications, accommodations and supplies that are essential to carrying-out an exploration and development program are at hand, between Tonopah, Goldfield and Las Vegas.



PROPERTY
LOCATION

0   25   50   100 MILES
0   50   100 KM.

TAMANDARE EXPLORATIONS INC.	
QUE 1-4 CLAIMS PAYMASTER RIDGE QUAD. T IS-R40E, SECT. 13	
LOCATION MAP	
ESMERALDA CO., NEVADA	
SCALE : AS SHOWN	DATE : DEC. 2007
DRAWN BY : J.M.	FIGURE : 1

CHONG

History

The recorded mining history of the general area dates from the 1860's when prospectors passed through heading north and west. The many significant lode gold, silver and other mineral product deposits developed in the area was that of the Goldfield Camp, 1905; Coaldale, coal field, 1913; Divide Silver Mining District, 1921 and the Candalaria silver-gold mine which operated as an underground lode gold deposit in 1922 and again in the 1990's as an open cut, cyanide heap leach operation. The Tonopah District while mainly in Nye County is on the edge of nearly all of the gold-silver camps of Esmeralda County, if not strictly in location then certainly as a headquarters and supply depot for the general area. The Tonopah Camp produced mainly silver with some gold from quartz veins in Tertiary volcanic rocks. The period 1900-1921 saw the Camp produce from 6.4 million tons of ore, 138 million ounces of silver and 1.5 million ounces of gold or an average of 22 oz/ton silver and slightly less than 1/4 oz/ton gold, very rich ore by current standards.

Geological Setting

Regional Geology

The regional geology of Nevada is depicted as being underlain by all types of rock units. These appear to range from oldest to youngest in an east to west direction, respectively. The oldest units are found to occur in the southeast corner of the State along the Colorado River. The bedrock units exhibit a north-south fabric of alternating east-west ranges and valleys. This feature may suggest E-W compression that may have expression as low angle thrust faults on the west and east walls of Paymaster Canyon (see Figure 3a). Faulting plays a large part in many areas of Nevada and an even larger part in the emplacement of mineral occurrences and ore bodies.

Local Geology

The local geology about the Paymaster Canyon which lies approximately 18 airmiles to the southwest of Tonopah, NV reveals a N-S trending, elongate or elliptical blind-basin bounded, i.e. closed off around much of its perimeter by rock exposures.

Throughout this outcropping ring-shaped feature are abundant, scattered rock exposures of Lower - Middle Paleozoic carbonate and aphanitic to very fine grain sized sediments, as quartzite, siltstone, claystone and more abundant limestone. Some transitional metamorphic rocks are interlayered.

Jurassic and more abundant Tertiary age intrusive rocks dominate the northern end of the canyon ring while older Lower Paleozoic sedimentary and lesser metamorphic equivalents are more abundant in the southern part of the Paymaster basin.

Thrust faulting is abundant within the periphery rock exposures at the north-end of the Paymaster Canyon with younger Ordovician limestone and shale units lying on the older Lower Cambrian sedimentary rock units. The oldest meta-sedimentary units can be overlain by granitic rocks of Jurassic age or Tertiary age volcanic rock of andesite to rhyolite composition.

The outcrops partially surrounding or flanking the alluvial covered valley underlying the mineral claim area suggests mineral occurrences or structurally prepared bedrock could be sought after in those areas.

Property Geology

The geology of the Que property area may be described as being underlain by Precambrian - Lower Cambrian sediments and their metamorphic equivalents and partially covered by Quaternary and/or desert wash, collovium, alluvium and playa deposits. This young covered basin within a larger surrounding area of rock exposure and known mineral occurrences exhibits a good geological setting and an excellent target area in which to conduct mineral exploration.

Property Mineralization

The deposit types that are found occurring in the regional area and the more localized areas vary considerably. Silver and gold quartz veins predominate at Tonopah. Some of the most productive veins represent the silicification and replacement of sheeted zones of trachyte that was originally marked by close-set parallel fractures, but not faulting. The two hosts of mineralized quartz veins are 1) older pre-Tertiary volcanic rocks, i.e. Silver Peak (Mineral Ridge area), Weepah and Hornsilver or 2) Tertiary rhyolite host rocks that occur at Tonopah and other younger volcanic rocks, i.e. Goldfield and Divide. Base metal deposits are more commonly of interest now than in the past and many prospects occur in the general area. The industrial mineral barite that is observed to occur either in vein or bedded types has been recognized in the general area.



TAMANDARE EXPLORATIONS INC.

QUE 1-4 CLAIMS PAYMASTER RIDGE QUAD.
T1S - R40E, SECT. 13

CLAIM MAP

ESMERALDA CO., NEVADA

| SCALE : 1:62.500 | DATE : DEC. 2007 |
| DRAWN BY : J.M. | FIGURE : 2 |

CHONG



QUE CLAIMS

TAMANDARE EXPLORATIONS INC.

QUE 1-4 CLAIMS PAYMASTER RIDGE QUAD.
T1S-R4DE, SECT. 13

REGIONAL GEOLOGY

ESMERALDA CO., NEVADA

| SCALE : 1:250,000 | DATE: DEC. 2007 |
| DRAWN BY: J.M. | FIGURE: 3a |

After U.S.G.S.
Bulletin 78 Plate 1

Competition

We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claims. Readily available commodities markets exist in the U.S. and around the world for the sale of gold, silver and other minerals. Therefore, we will likely be able to sell any minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment such as bulldozers and excavators that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

Our exploration programs in Nevada are subject to state and federal regulations regarding environmental considerations. All operations involving the exploration for the production of minerals are subject to existing laws and regulations relating to exploration procedures, safety precautions, employee health and safety, air quality standards, pollution of streams and fresh water sources, odor, noise, dust and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners. We may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration for or production of minerals may have upon the environment. All requirements imposed by any such authorities may be costly, time consuming and may delay commencement or continuation of exploration or production operations. Future legislation may significantly emphasize the protection of the environment, and, as a consequence, our activities may be more closely regulated to further the cause of environmental protection. Such legislation, as well as further interpretation of existing laws in the United States, may require substantial increases in equipment and operating costs and delays, interruptions, or a termination of operations, the extent of which cannot be predicted. Environmental problems known to exist at this time in the United States may not be in compliance with regulations that may come into existence in the future. This may have a substantial impact upon the capital expenditures required of us in order to deal with such problem and could substantially reduce earnings.

The regulatory bodies that directly regulate our activities are the Bureau of Land Management (Federal) and the Nevada Department of Environmental Protection (State).

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any copyright, trademark or patent applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our products or services.

Research and Development Costs during the Last Two Years

We have not expended funds for research and development costs since inception. We paid $3,500 for the geology report and $3,500 for the staking of the claims.

Employees and Employment Agreements

Our only employee is our sole officer, Roger Gebert. Mr. Gebert currently devotes 4 hours per week to company matters and after receiving funding he plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employee.

Reports to Securities Holders

We provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act of 1934. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10K-SB annually and Form 10Q-SB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Description of Property

We do not currently own any property. Our offices are located at Seefeldstrasse 69, Zurich 8008 Switzerland, for which we pay $250 per month. The telephone numbers are (800)880-6416 or 011-41-44-274-28-28. The facilities include answering services, fax services, secretarial services, reception area and shared office and boardroom meeting facilities which are all available on a pay per use basis. Management believes the current premises are sufficient for its needs at this time.

We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

Legal Proceedings

We are not currently involved in any legal proceedings and we are not aware of any pending or potential legal actions.

Market for Common Equity and Related Stockholder Matters

We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Tamandare Explorations with any market maker regarding participation in a future trading market for our securities.

As of the date of this filing, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus Tamandare Explorations had one shareholder of record. We have paid no cash dividends and have no outstanding options.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his/her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in us will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

— contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;

— contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

— contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;

— contains a toll-free telephone number for inquiries on disciplinary actions;

— defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

— contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

— the bid and offer quotations for the penny stock;

— the compensation of the broker-dealer and its salesperson in the transaction;

— the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

— monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officer and director, who will offer and sell the shares, is aware that he is required to comply with the provisions of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officer and director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports

We will become subject to certain filing requirements and will furnish annual financial reports to our stockholders, certified by our independent accountant, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Financial Statements

The financial statements of Tamandare Explorations Inc. for the year ended December 31, 2007, and related notes, included in this prospectus have been audited by Malone & Bailey, CPA, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

Plan of Operation

Our current cash balance is $14,043. We believe our cash balance is sufficient to cover the expenses we will incur during the next twelve months in a limited operations scenario or until we raise the funding from this offering. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however he has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $15,000 in equity securities to pay for our minimum level of operations.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claims containing little or no economic mineralization or reserves of silver and other minerals. There is the possibility that our claims do not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claims to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the three phases of the exploration program. In addition to the $43,000 we anticipate spending for the exploration program as outlined below, we anticipate spending an additional $21,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $64,000, which is the amount to be raised in this offering and our cash on hand. We will require the funds from this offering to proceed.

The following work program has been recommended by the consulting geologist who prepared the geology report.

Phase 1

Detailed prospecting, mapping and soil geochemistry.		
The estimated cost for this program is all inclusive	$	8,500

Phase 2

Magnetometer and VLF electromagnetic, grid controlled		
surveys over the areas of interest determined by the Phase 1		
survey. Included in this estimated cost is transportation,		
accommodation, board, grid installation, two		
geophysical surveys, maps and report		9,500

Phase 3

Induced polarization survey over grid controlled anomalous		
area of interest outlined by Phase 1&2 fieldwork. Hoe or		
bulldozer trenching, mapping and sampling of bedrock		
anomalies. Includes assays, detailed maps and reports		25,000
	Total	$ 43,000

Each phase following phase 1 is contingent upon favorable results from the previous phase.

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claims in the summer of 2008. We expect this phase to take 14 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional consulting geologist's report and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase one of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase two of our exploration program. The estimated cost of this program is $9,500 and will take approximately 14 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

Following phase two of the exploration program, if it proves successful, we intend to proceed with phase three of our exploration program. The estimated cost of this program is $25,000 and will take approximately 25 days to complete and an additional two months for the consulting geologist to receive the results from the assay lab and prepare his report.

We anticipate commencing the second phase of our exploration program in fall 2008 and phase 3 in spring 2009. We have a verbal agreement with James McLeod, the consulting geologist who prepared the geology report on our claims, to retain his services for our planned exploration program. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the exploration program if we find mineralization.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for our exploration program. We believe that the funds from this offering will allow us to operate for one year.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful any money raised will be applied to the items set forth in the Use of Proceeds section of this prospectus. If the first phase of our exploration program is successful in identifying mineral deposits we will proceed with phases two and three and any subsequent drilling and extraction. The sources of funding we may consider to fund this work include a second public offering, a private placement of our securities or loans from our directors or others.

Our director has agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon the second phase of our exploration program and there are no remaining funds in the company. While he has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in the Company's portfolio, on which the net proceeds of the offering will be spent, is the Que 1-4 Mineral Claims, comprised of a total of 82.64 acres. We have not carried out any exploration work on the claims and have incurred no exploration costs.

We received our initial funding of $15,000 through the sale of common stock to a former officer and director, who purchased 3,000,000 shares of our common stock at $0.005 per share in November, 2007. The shares were sold to Roger Gebert, our current officer and director, in February 2008. From inception until the date of this filing we have had no operating activities. Our financial statements from inception (November 16, 2007) through the year ended December 31, 2007 report no revenues and a net loss of $957.

Critical Accounting Policies

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic and Diluted Net Loss Per Share. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average

number of common shares outstanding plus potential dilutive securities. For the period ended December 31, 2007, there were no potentially dilutive securities outstanding.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Tamandare considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2007, cash consisted of funds in the Tamandare's bank account.

Mineral Property Costs. Tamandare has been in the exploration stage since its formation on November 16, 2007 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Financial Instruments. Financial instruments, which include cash, accrued liabilities and due to related parties were estimated to approximate their carrying values due to the immediate or short-term maturity of these financial instruments.

Income Taxes. Tamandare recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Tamandare provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently Issued Accounting Pronouncements. Tamandare does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

Changes in and Disagreements with Accountants on Financial Disclosure

None.

Director, Executive Officer, Promoter and Control Person

The officer and director of Tamandare Explorations, whose one year terms will expire 1/31/09, or at such a time as their successor(s) shall be elected and qualified are as follows:

Name & Address	Age	Position	Date First Elected	Term Expires
Roger Gebert Seefeldstrasse 69 Zurich 8008 Switzerland	32	President, Secretary, Treasurer, CFO, CEO & Director	2/15/08	1/31/09

The foregoing person is a promoter of Tamandare Explorations Inc., as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Roger Gebert currently devotes 4 hours per week to company matters, in the future he intends to devote as much time as the board of directors deems necessary to manage the affairs of the company.

No executive officer or director of the corporation has been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting him or her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

No executive officer or director of the corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

Background Information

Roger Gebert has been the President, Secretary, Treasurer and a Director of Tamandare Explorations Inc. since February 15, 2008.

Since December 2007 Roger has been self-employed and provides services to T2MCI Ltd., a subsidiary of T2MCI AG, to international clients and various financial institutions in Zurich.

In April 2004 Roger was one of the founders of 'meinecom' AG in Duebendorf. The company provided telecommunication services in Switzerland and Roger was leading and coordinating the individual teams. In February 2005 the brand 'meinecom' was acquired by T2MConnect International AG from Sachseln. Roger was subsequently employed by T2MCI. T2MCI's strategy was to specialize in providing integrated

telecommunications solutions such as satellite communications and consulting services to internationally operative exploration companies in the natural resources sector.

Roger worked for Philips Medical Systems in Zurich from June 2003 to March 2004 after working for MCI WorldCom from 1999 – 2003. At Philips, Roger was responsible for Project Management, optimizing processes, delivery systems and supply chain logistics.

Roger attended a 3-year course in Economics from 1994 to 1996 at the federal School of Baden where he received a Bachelor's Degree in Commerce.

Executive Compensation

Our current officer receives no compensation. The current Board of Directors is comprised of Roger Gebert.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compen-sation	Change in Pension Value and Non-qualified Deferred Compen-sation Earnings	All Other Compen-sation	Total
Roger Gebert, President, CFO & CEO	2008	0	0	0	0	0	0	0	0
Bruno Mosiman, Former CEO & CFO	2007	0	0	0	0	0	0	0	0

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

	Option Awards							Stock Award	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards; Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
Roger Gebert, CEO & CFO	0	0	0	0	0	0	0	0	0
Bruno Mosiman, Former CEO & CFO	0	0	0	0	0	0	0	0	0

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Roger Gebert Sole Director	0	0	0	0	0	0	0
Bruno Mosiman, Former Director	0	0	0	0	0	0	0

There are no current employment agreements between the company and its executive officer.

In November, 2007, a total of 3,000,000 shares of common stock were issued to a former officer and director in exchange for cash in the amount of $15,000 U.S., or $.005 per share. The terms of these stock issuances were as fair to the company, in the opinion of the board of directors, as could have been made with an unaffiliated third party. In February, 2008 the shares were transferred, in a private transaction, to our current officer and director.

Mr. Gebert currently devotes approximately 4 hours per week to manage the affairs of the company. He has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the ownership of Tamandare Explorations Inc. voting securities by officers, directors and major shareholders as well as those who own beneficially more than five percent of our common stock as of the date of this prospectus:

Name and Address Beneficial Owner (1)	No. of Shares Before Offering	No. of Shares After Offering	Percentage of Ownership: Before Offering	After Offering
Roger Gebert Seefeldstrasse 69 Zurich 8008 Switzerland	3,000,000	3,000,000	100%	54%
All Officers and Directors as a Group	3,000,000	3,000,000	100%	54%

_____

(1)   The person named may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended.

Certain Relationships and Related Transactions

Mr. Gebert will not be paid for any underwriting services that he performs on our behalf with respect to this offering. He will also not receive any interest on any funds that he may advance to us for expenses incurred prior to the offering being closed. Any funds loaned will be repaid from the proceeds of the offering.

In November, 2007, a total of 3,000,000 shares of Common Stock were issued to our former officer and director in exchange for $15,000 US, or $.005 per share. The shares were transferred to Mr. Gebert in a private transaction in February, 2008. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by the officer and director of the Company. (See "Principal Stockholders".)

Indemnification

Pursuant to the Articles of Incorporation and By-Laws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a law suit, because of his position, if he acted in good faith and in a manner he reasonably believed to be in our best interest. In certain cases, we may advance expenses incurred in defending any such proceeding. To the extent that the officer or director is successful on the merits in any such proceeding as to which such person is to be indemnified, we must indemnify him against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or controlling person sin connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Tamandare Explorations Inc.
Carson City, Nevada
(An Exploration Stage Company)

We have audited the accompanying balance sheet of Tamandare Explorations Inc. (an exploration stage company) as of December 31, 2007 and the related statement of expenses, stockholders' equity, and cash flows for the period from inception (November 16, 2007) through December 31, 2007. These financial statements are the responsibility of Tamandare's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Tamandare is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Tamandare's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Tamandare Explorations Inc. for the period described in conformity with accounting principles generally accepted in the United States of America. The accompanying financial statements have been prepared assuming that Tamandare will continue as a going concern. As discussed in Note 2 to the financial statements, Tamandare suffered losses from operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Malone & Bailey, P.C.

Malone & Bailey, P.C.
www.malone- bailey.com
Houston, TX
March 19, 2008

TAMANDARE EXPLORATIONS INC.
(An Exploration Stage Company)
Balance Sheet

ASSETS

		December 31, 2007
Current Assets		
Cash	$	14,043
Total Assets	$	**14,043**

LIABILITIES & STOCKHOLDERS' EQUITY

Current Liabilities		
Accounts Payable	**$**	-
Stockholders' Equity		
Common stock, $0.001 par value, 75,000,000 shares authorized; 3,000,000 shares issued and outstanding		3,000
Additional paid-in capital		12,000
Deficit accumulated during exploration stage		(957)
Total Stockholders' Equity		14,043
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY	$	**14,043**

See Notes to Financial Statements

TAMANDARE EXPLORATIONS INC.
(An Exploration Stage Company)
Statement of Expenses

		November 16, 2007 (inception) through December 31, 2007
General & Administrative Expenses	$	957
Net Loss	$	**(957)**
Basic and diluted net loss per share	$	(0.00)
Weighted average number of common shares outstanding		1,369,565

TAMANDARE EXPLORATIONS INC.
(An Exploration Stage Company)
Statement of Changes in Stockholders' Equity
From November 16, 2007 (Inception) through December 31, 2007

	Common Stock Shares	Common Stock Amount (0.001)		Additional Paid-in Capital		Deficit Accumulated During Exploration Stage		Total	
Stock issued for cash on December 11, 2007 @ $0.005 per share	3,000,000	$	3,000	$	12,000			$	15,000
Net loss, December 31, 2007							(957)		(957)
Balance, December 31, 2007	**3,000,000**	**$**	**3,000**	**$**	**12,000**	**$**	**(957)**	**$**	**14,043**

TAMANDARE EXPLORATIONS INC.
(An Exploration Stage Company)
Statement of Cash Flows

	November 16, 2007 (inception) through December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income (loss)	$ (957)
Adjustments to reconcile net loss to net cash	
provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Increase (decrease) in Accounts Payable	-
Net cash provided by (used in) operating activities	**(957)**
CASH FLOWS FROM FINANCING ACTIVITIES	
Issuance of Common Stock	15,000
Net cash provided by (used in) financing activities	**15,000**
Net increase in cash	**14,043**
Cash at beginning of period	**-**
Cash at end of year	$ **14,043**
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during year for :	
Interest	$ -
Income Taxes	$ -

See Notes to Financial Statements

TAMANDARE EXPLORATIONS INC.
(AN EXPLORATION STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS

Note 1. Basis of Presentation and Summary of Significant Accounting Policies

Tamandare Explorations Inc. was incorporated in Nevada on November 16, 2007. Tamandare is an Exploration Stage Company, as defined by Statement of Financial Accounting Standard No.7 "*Accounting and Reporting for Development Stage Enterprises.*" Tamandare's principal business is the acquisition and exploration of mineral resources. Tamandare is in the process of acquiring a series of mining claims for exploration.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basic and Diluted Net Loss Per Share. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the period ended December 31, 2007, there were no potentially dilutive securities outstanding.

Cash and Cash Equivalents. For purposes of the statement of cash flows, Tamandare considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2007, cash consisted of funds in the Tamandare's bank account.

Mineral Property Costs. Tamandare has been in the exploration stage since its formation on November 16, 2007 and has not yet realized any revenues from its planned operations. It is primarily engaged in the acquisition and exploration of mining properties. Mineral property acquisition and exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized. Such costs will be amortized using the units-of-production method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to operations.

Income Taxes. Tamandare recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax rates and laws that are expected to be in effect when the differences are expected to be recovered. Tamandare provides a valuation allowance for deferred tax assets for which it does not consider realization of such assets to be more likely than not.

Recently Issued Accounting Pronouncements. Tamandare does not expect the adoption of recently issued accounting pronouncements to have a significant impact on their results of operations, financial position or cash flow.

Note 2. Going Concern

These financial statements have been prepared on a going concern basis, which implies Tamandare will continue to realize its assets and discharge its liabilities in the normal course of business. Tamandare has never generated revenues since inception and is unlikely to generate earnings in the immediate or foreseeable future. The continuation of Tamandare as a going concern is dependent upon the continued financial support from its shareholders, the ability of Tamandare to obtain necessary equity financing to continue operations, and the attainment of profitable operations. As of December 31, 2007, Tamandare has accumulated losses of $957 since inception. These factors raise substantial doubt regarding Tamandare's ability to continue as a going concern. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Tamandare be unable to continue as a going concern.

Note 3. Income Taxes

Tamandare uses the liability method, where deferred tax assets and liabilities are determined based on the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial and income tax reporting purposes. During fiscal 2007, Tamandare incurred a net loss and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is $957 at December 31, 2007, and will expire in 2027.

At December 31, 2007, deferred tax assets consisted of the following:

Deferred Tax Asset	$	325
Valuation Allowance		(325)
Net Deferred Tax Asset	$	–

Note 4. Common Stock

From inception (November 16, 2007) through December 31, 2007, Tamandare sold 3,000,000 shares of its common stock to its director at $0.005 per share, or $15,000 cash.

Dealer Prospectus Delivery Obligation

"Until _____, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 3
Accounting fees and expenses	$ 2,500
Legal fees	$ 1,500
Preparation and EDGAR conversion fees	$ 1,200
Transfer Agent fees	$ 750
Printing	$ 347
Total	$ 6,300

Indemnification of Directors and Officers

Tamandare's By-Laws allow for the indemnification of the officers and directors in regard to their carrying out the duties of their offices.   The board of directors will make determination regarding the indemnification of the director, officer or employee as is proper under the circumstances if he/she has met the applicable standard of conduct set forth in the Nevada General Corporation Law.

Section 78.751 of the Nevada Business Corporation Act provides that each corporation shall have the following powers:

"1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of any fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a pleas of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had a reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction, determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in sections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys fees, actually and reasonably incurred by him in connection with the defense.

4. Any indemnification under sections 1 and 2, unless ordered by a court or advanced pursuant to section 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

     a.   By the stockholders;

     b.   By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

     c.   If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel, in a written opinion; or

     d.   If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The certificate of articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled

to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than director or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

a.   Does not include any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the certificate or articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to section 2 or for the advancement of expenses made pursuant to section 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omission involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

b.   Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

c.   The Articles of Incorporation provides that "the Corporation shall indemnify its officers, directors, employees and agents to the fullest extent permitted by the General Corporation Law of Nevada, as amended from time to time."

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Tamandare Explorations Inc., we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

In November, 2007, a total of 3,000,000 shares of common stock were issued in exchange for $15,000 US, or $.005 per share. These securities were issued to the officer and director of the company.

Exhibits

Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws
Exhibit 5.1	Opinion re: Legality
Exhibit 23.1	Consent of counsel (See Exhibit 5.1)
Exhibit 23.2	Consent of independent auditor
Exhibit 23.3	Consent of geologist (See Section 19.0, subsection 11.0, of Exhibit 99.2)
Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Geology Report

Undertakings

a. The undersigned registrant hereby undertakes:
   1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
      i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
      ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.
      iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
   2. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
   3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
   4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:
      i. If the registrant is relying on Rule 430B (230.430B of this chapter):

A. Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

B. Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

ii. If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5. That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant

pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.   Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
ii.   Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and
iv.   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to our director, officer and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act, and will be governed by the final adjudication of such issue.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Zurich, Switzerland on April 7, 2008.

Tamandare Explorations Inc.

/s/ Roger Gebert
By: Gebert, Sole Director
(Principal Executive Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ Roger Gebert   April 7, 2008
Roger Gebert, President & Director   Date
(Principal Executive Officer, Principal Financial Officer,
Principal Accounting Officer)